Exhibit 4.18

EXECUTION COPY

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB | Tel:  020-7774-1000 | Telex:  887902 | Cable:  GOLDSACHS LONDON | Registered in England No. 2263951 | Registered Office as Above | Authorised and Regulated by the Financial Services Authority

To:	Arcos Dorados B.V. Prins Bernhardplein 200 1097 JB Amsterdam, Netherlands

From:	Goldman Sachs International

Re:	Amendment No. 3 to Share Swap Transaction

Ref. No:	SDB4174646513

Date:	April 4, 2013

Reference is made to the Share Swap Transaction Confirmation dated as of August 13, 2012, among Goldman Sachs International (“Dealer”), Arcos Dorados B.V., a besloten vennootschap met beperkte aansprakelijkheid duly organized and validly existing under the laws of the Netherlands and having its corporate seat in Amsterdam, the Netherlands (“Counterparty”), and Arcos Dorados Holdings Inc. (“Holdings”), as amended by the Amendment to Share Swap Transaction dated as of October 22, 2012 and Amendment No. 2 to Share Swap Transaction dated as of November 28, 2012 in each case among Dealer, Counterparty and Holdings (as so amended, the “Confirmation”). The purpose of this letter agreement (this “Amendment Agreement”) is to amend certain terms set forth in the Confirmation as described below. All capitalized terms used, but not defined herein, shall have the meanings assigned thereto in the Confirmation. Except as expressly modified herein, the Confirmation shall remain in full force and effect. Notwithstanding anything in the Confirmation to the contrary, each of Dealer, Holdings and Counterparty hereby agrees as follows:

1.   Amendments.  (a)    The parties hereby agree as follows with respect to the Share Reduction relating to the Share Reduction Notice dated March 26, 2013 (the “Relevant Share Reduction”), and the Confirmation shall be deemed to be amended accordingly:

(i)   The Cash Settlement Payment Dates for amounts due in respect of the Relevant Share Reduction shall be (A) April 5, 2013, (B) April 15, 2013, (C) April 30, 2013 and (D) to the extent necessary, such later date (which date shall be the date one Settlement Cycle immediately following the final Equity Valuation Date in respect of the Relevant Share Reduction) as may be designated by Dealer on not less than three (3) Currency Business Days’ written notice to Counterparty.

(ii)   On each Cash Settlement Payment Date relating to the Relevant Share Reduction, the Equity Amount Payer or Equity Amount Receiver, as the case may be, shall pay to the other party an amount equal to the sum of all Equity Amounts determined in respect of each Equity Valuation Date occurring (A) in the case of the first such Cash Settlement Payment Date, during the First Settlement Period; (B) in the case of the second Cash Settlement Payment Date, during the Second Settlement Period; (C) in the case of the third Cash Settlement Payment Date, during the Third Settlement Period; and (D) in the case of the fourth Cash Settlement Payment Date, if any, during the Fourth Settlement Period. For the avoidance of doubt, any payments made pursuant to this Section 1(a)(ii) shall satisfy in full, and be in lieu of, any payments either the Equity Amount Payer or the Equity Amount Receiver would have otherwise been required to make in respect of the Relevant Share Reduction pursuant to, and in accordance with, the first sentence of the provision opposite the caption “Payments in respect of Share Reduction” in Section 2 of the Confirmation.

(iii)   On each Cash Settlement Payment Date relating to the Relevant Share Reduction, Counterparty shall pay to Dealer an amount equal to the sum of all Share Reduction Fees (each determined as though the applicable Cash Settlement Payment Date were the Equity Settlement Date immediately following the relevant Equity Valuation Date) and the sum of all Accrued Floating Amounts determined in respect of each Equity Valuation Date occurring (A) in the case of the first such Cash Settlement Payment Date, during the First Settlement Period; (B) in the case of the second Cash Settlement Payment Date, during the Second Settlement Period; (C) in the case of the third Cash Settlement Payment Date, during the Third Settlement Period; and (D) in the case of the fourth Cash Settlement Payment Date, if any, during the Fourth Settlement Period. For the avoidance of doubt, any amount payable by Dealer in connection with the Relevant Share Reduction shall, in accordance with Section 2(c) of the Agreement, be netted against, and discharged to the extent of, the amount of the Share Reduction Fees and Accrued Floating Amounts payable by Counterparty in connection with the Relevant Share Reduction.

(b)   The parties hereby agree to amend the Confirmation by deleting the provision opposite the caption “Dividend Payment Date” in Section 2 of the Confirmation and replacing it with: “In relation to a Share Reduction, each Cash Settlement Payment Date in relation to such Share Reduction, on which date Dealer shall pay to Counterparty an amount in USD equal to the portion of the sum of all prior Dividend Amounts, if any, attributable to the aggregate number of Hedge Shares Dealer or its affiliate sells pursuant to Section 10 below on each Equity Valuation Date occurring during the relevant Settlement Period; otherwise, the final Cash Settlement Payment Date, on which date Dealer shall pay to Counterparty an amount in USD equal to the sum of all prior Dividend Amounts, if any, minus the sum of all Dividend Amounts, if any, previously paid by Dealer in relation to a Share Reduction.”.

(c)   The parties herby agree, for the avoidance of doubt, that the Floating Amount payable by Counterparty on the Payment Date for Floating Amount Payer relating to the Quarterly Valuation Date falling on May 20, 2013 shall be adjusted by the Calculation Agent to reflect any reduction in the Number of Shares as provided in the provision opposite the caption “Number of Shares” in Section 2 of the Confirmation and to account for the payment by Counterparty of any Accrued Floating Amount pursuant to Section 1(a)(iii) of this Amendment Agreement.

(d)   For purposes of this Amendment Agreement:

“Accrued Floating Amount” means, in respect of an Equity Valuation Date, an amount equal to the product of (x) the sum of the Floating Rate plus the Spread, multiplied by (y) the quotient of the actual number of calendar days in the period from and including February 25, 2013 to but excluding the Cash Settlement Payment Date relating to the relevant Settlement Period divided by 360, multiplied by (z) the number of Hedge Shares Dealer or its affiliate sells pursuant to Section 10 of the Confirmation on such Equity Valuation Date multiplied by the Hedge Period Reference Price.

“First Settlement Period” means the period of calendar days from and including March 26, 2013 to and including April 2, 2013.

“Second Settlement Period” means the period of calendar days from and including April 3, 2013 to and including April 10, 2013.

“Third Settlement Period” means the period of calendar days from and including April 11, 2013 to and including April 25, 2013.

“Fourth Settlement Period” means the period of calendar days from and including April 26, 2013 to and including the date one Settlement Cycle immediately preceding the fourth Cash Settlement Payment Date, if any.

“Settlement Period” means each of the First Settlement Period, the Second Settlement Period, the Third Settlement Period and the Fourth Settlement Period, if any.

2.   Representations and Warranties.  Each party hereto represents to the other parties hereto, as of the date hereof, as to the matters set forth in Section 3(a) of the Agreement; provided that references in such Section to the Agreement shall be to this Amendment Agreement.

3.   Agreement and Understanding with respect to Payments.  Each party hereto hereby agrees and acknowledges that (a) any Equity Amount and/or Share Reduction Fee in respect of the Relevant Share Reduction that is due and payable under the terms of the Confirmation on or before the date of this Amendment Agreement shall be payable in accordance with the terms of this Amendment Agreement and (b) the failure to have made any such payment prior to the execution of this Amendment Agreement shall not constitute an Event of Default for purposes of the Confirmation or the Agreement referenced therein.

4.   Governing Law and Jurisdiction.  This Amendment Agreement and all matters and all non-contractual obligations arising out of in connection with the Amendment Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York (without reference to its choice of law doctrine other than Title 14 of Article 5 of the General Obligations Law of New York). This Amendment Agreement is also subject to, and incorporates, the jurisdiction provisions contained in Section 13(b) of the Agreement; provided that in the first line of Section 13(b) the following shall be inserted after the word, “Agreement”, “including, without limitation, disputes relating to any non-contractual obligations arising out of or in connection with this Agreement”.

5.   Counterparts.  This Amendment Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Amendment Agreement by signing and delivering one or more counterparts.

[Signature page follows.]

Counterparty and Holdings hereby agree (i) to check this Amendment Agreement carefully and promptly upon receipt so that errors or discrepancies can be promptly identified and rectified and (ii) to confirm that the foregoing (in the exact form provided by Dealer) correctly sets forth the terms of the Amendment Agreement, by manually signing this Amendment Agreement or this page hereof as evidence of agreement to such terms and providing the other information requested herein and immediately returning an executed copy to Goldman, Sachs & Co., Equity Derivatives Documentation Department, Facsimile No. 212-428-1980/83.

Yours faithfully,

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Charlotte Cobb
Authorized Signatory

Agreed and Accepted By:

ARCOS DORADOS B.V.

By:	/s/ Diego Pace
Name: Diego Pace
Title: Attorney-in-Fact

ARCOS DORADOS HOLDINGS INC.

By:	/s/ Diego Pace
Name: Diego Pace
Title: Attorney-in-Fact

Signature Page to Share Swap Transaction Confirmation Amendment No. 3